RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

SECURITIE

06007909

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ANNUAL AUDITED ...
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1392 Albany Post Road
(No. and Street)

Croton-on-Hudson (City) New York (State) 10520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick T. Scianandre (914) 271-8102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISSNER & BLICK, P.C.
(Name – *if individual, state last, first, middle name*)

100 South Highland Avenue (Address) Ossining, (City) New York (State) 10562 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick T. Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

WEISSNER & BLICK, P.C.
Certified Public Accountants
100 South Highland Avenue
Ossining, New York 10562

Michael D. Weissner, CPA
Michael J. Blick, CPA

(914) 945-0900
FAX (914) 945-0908

Report of Independent Auditors

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.

We have audited the accompanying balance sheet of Hudson Heritage Capital Management, Inc. (an S Corporation) as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weissner & Blick

Ossining, New York
February 21, 2006

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS	
Current Assets	
Cash - Checking	$ 1,260
Cash - Savings	5,178
Money Market	80,861
Total Current Assets	87,299
FIXED ASSETS	
Computer Equipment	24,016
Computer Software	7,055
Furniture & Equipment	27,959
Less: Accumulated Depreciation	(44,466)
Total Fixed Assets	14,564
TOTAL ASSETS	$ 101,863
LIABILITIES & SHAREHOLDERS' EQUITY	
Liabilities	
Accrued Liabilities	$ 22,225
Payroll Taxes Payable	3,933
TOTAL LIABILITIES	26,158
Shareholders' Equity	
Common Stock	2,000
Paid in Capital	20,000
Retained Earnings	53,705
TOTAL SHAREHOLDERS' EQUITY	75,705
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 101,863

See Independent Accountants' Audit Report and Notes to Financial Statements

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Fees	$ 307,942
Commissions	54,146
Interest	242
TOTAL REVENUE	362,330
OPERATING EXPENSES	
Commissions	87,507
Payroll Expenses	162,560
Office Services	16,043
Rent	22,380
Automobile Expenses	10,281
Utilities & Telephone	11,851
Depreciation	5,671
Computer Software	7,055
Insurance	5,528
Equipment Rental & Repair	9,173
Office Supplies, Postage & Printing	7,028
Taxes, Licenses & Registrations	5,353
Pension	2,729
Legal & Professional	2,500
Training	2,577
Miscellaneous	1,309
TOTAL OPERATING EXPENSES	359,545
NET INCOME	2,785
RETAINED EARNINGS - BEGINNING OF YEAR	50,920
RETAINED EARNINGS - END OF YEAR	$ 53,705

See Independent Accountants' Audit Report and Notes to Financial Statements

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES	
Net Income	$ 2,785
Expenses not requiring the use of cash:	
Depreciation	5,671
Changes in operating assets and liabilities	
Increase (Decrease) in payroll taxes payable	1,520
Increase (Decrease) in accrued expenses	(80)
Net Cash Provided from Operating Activities	9,896
FINANCING ACTIVITIES	
Purchase of Fixed Assets	(4,728)
Net Cash Provided (Used) from Financing Activities	(4,728)
INCREASE (DECREASE) IN CASH	5,168
BEGINNING CASH	82,131
CASH AT YEAR END	$ 87,299

See Independent Accountants' Audit Report and Notes to Financial Statements

NOTE 1 - BUSINESS ORGANIZATION

Hudson Heritage Capital Management, Inc. (the "Company") was incorporated October 1, 1997 in New York. The company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a National Association of Securities Dealers (NASD) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the NASD. As of December 31, 2005, all registration fees and required filings have been made to the NASD and the related state securities authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENTS

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

INCOME TAXES

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes.

NET CAPITAL COMPUTATION

As of December 31, 2005, the Company's net capital is $60,513. The Company's excess net capital was $56,141 over the minimum requirements. Its Aggregated Indebtedness was $26,158, and its ratio of Aggregated Indebtedness to net capital was 43%. This was computed pursuant to SEC Rule 15c3-1.

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2005

Total Assets	$ 101,863
Less: Total Liabilities	(26,158)
Net Worth	75,705
Less: Non-allocated Assets	(14,564)
Current Capital	61,141
Less: Haircuts	0
Net Capital	61,141
Less: Required Capital	(5,000)
Excess Net Capital	$ 56,141

Aggregated Indebtedness	$ (26,158)
Aggregated Indebtedness to Net Capital	43%

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

SHAREHOLDERS' EQUITY - January 1, 2005	
Common Stock	$ 2,000
Paid in Capital	20,000
Retained Earnings	50,920
TOTAL SHAREHOLDERS' EQUITY - January 1, 2005	72,920
ADDITIONS TO SHAREHOLDERS' EQUITY	
Net Income for the year ended December 31, 2005	2,785
DEDUCTIONS TO SHAREHOLDERS' EQUITY	
Distributions	0
SHAREHOLDERS' EQUITY - December 31, 2005	$ 75,705

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE AS OF JANUARY 1, 2005	$ 0
INCREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2005	(NONE)
DECREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2005	(NONE)
BALANCE AS OF DECEMBER 31, 2005	$ 0

NOTE: NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT JANUARY 1, 2005 AND NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT DECEMBER 31, 2005.